Exhibit 16

Consent of Kevin Francis

I consent to the inclusion in this annual report on Form 40-F of NovaGold Resources Inc., which is being filed with the United States Securities and Exchange Commission, of references to my name and to the use of “Donlin Creek Project 43-101 Technical Report Southwest Alaska, U.S.” dated February 5, 2008 (the “Technical Report”), included in the 2007 Annual Information Form of NovaGold Resources Inc. dated March 2, 2008 (the “AIF”).

I also consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-117370; 333-134871 and 333-136493) and Form F-10 (No. 333-141410) of the references to my name and the use of the Technical Report in the AIF, which are included in the annual report on Form 40-F.

Dated this 2nd day of March 2008.

/s/ Kevin Francis
Name: Kevin Francis, P.Geo.
Title: Manager of Resources